EXHIBIT 99.1

Medicenna Receives Nasdaq Deficiency Notice Regarding Minimum Bid Price Requirement

TORONTO and HOUSTON, Oct. 28, 2022 (GLOBE NEWSWIRE) -- Medicenna Therapeutics Corp. ("Medicenna" or “the Company") (NASDAQ: MDNA TSX: MDNA), a clinical stage immuno-oncology company, today announced that on October 25, 2022, it received a notice (the “Notice”) from the Nasdaq Stock Market LLC (“Nasdaq”), stating that the Company is not in compliance with the minimum bid price requirement ("Minimum Bid Requirement") of US$1.00 per share under the Nasdaq Listing Rule 5450(a)(1) based upon the closing bid price of the Company’s common stock for the 30 consecutive business days prior to the date of the Notice. The Notice has no immediate effect on the listing or trading of the Company’s common stock on Nasdaq, and the Company’s operations are not affected by the receipt of the Notice.

Under Nasdaq Listing Rule 5810(c)(3)(A), the Company has 180 calendar days from the date of the Notice, or until April 24, 2023, to regain compliance with the Minimum Bid Requirement, during which time the Company’s common stock will continue to trade on Nasdaq. If at any time before April 24, 2023, the bid price of Medicenna common shares closes at or above US$1.00 per share for a minimum of 10 consecutive business days, the Company will regain compliance with the Minimum Bid Requirement. If the Company does not regain compliance with the Minimum Bid Requirement by April 24, 2023, the Company may be eligible, upon satisfaction of certain Nasdaq listing requirements, for an additional period of 180 calendar days to regain compliance or its common stock may be subject to delisting from Nasdaq.

The Company will closely monitor the closing bid price of its common stock and is considering its options to regain compliance with the Minimum Bid Requirement under the Nasdaq Listing Rules. This notice does not have any impact on the Company’s TSX listing.

About Medicenna

Medicenna is a clinical stage immunotherapy company focused on the development of novel, highly selective versions of IL-2, IL-4 and IL-13 Superkines and first in class Empowered Superkines. Medicenna's long-acting IL-2 Superkine, MDNA11, is a next-generation IL-2 with superior CD122 (IL-2 receptor beta) binding without CD25 (IL-2 receptor alpha) affinity thereby preferentially stimulating cancer killing effector T cells and NK cells. Medicenna’s early-stage BiSKITs™ program, (Bifunctional SuperKine ImmunoTherapies) is designed to enhance the ability of Superkines to treat immunologically “cold” tumors. Medicenna's IL-4 Empowered Superkine, MDNA55, has been studied in 5 clinical trials including a Phase 2b trial for recurrent GBM, the most common and uniformly fatal form of brain cancer. MDNA55 has obtained Fast-Track and Orphan Drug status from the FDA and FDA/EMA, respectively.

Forward-Looking Statements

This news release contains forward-looking statements under applicable securities laws and relate to the future operations of the Company and other statements that are not historical facts including, but not limited to, statements related to the extension of the term of the Warrants. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects”, “believes”, “seeks” and similar expressions. All statements other than statements of historical fact, included in this release, are forward-looking statements that are subject to risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the risks detailed in the annual information form and Form 20-F of the Company and in other filings made by the Company with the applicable securities regulators from time to time in Canada and the United States.

The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date hereof and except as required by law, we do not intend and do not assume any obligation to update or revise publicly any of the included forward-looking statements.

Further Information

For further information about the Company please contact:
Elizabeth Williams, Chief Financial Officer, 416-648-5555, ewilliams@medicenna.com

Investor Contact

For more investor information, please contact:
Dan Ferry, Managing Director, LifeSci Advisors, 617-430-7576, daniel@lifesciadvisors.com